                                               Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-34567


PROSPECTUS


                               THOMAS & BETTS CORPORATION
                                      COMMON STOCK
                                     793,560 SHARES




     All of the shares of Thomas & Betts Corporation ("Thomas & Betts" or the "Company") Common Stock, no par value per share (the "Common Stock") offered hereby are being sold by the holders of the Common Stock named herein under "Selling Stockholders" (the "Selling Stockholders"). The Company will not receive any of the proceeds of the offering.

     The Selling Stockholders named herein, or any pledgees, donees, transferees or other successors in interest, directly, through agents to be designated from time to time, or through dealers or underwriters also to be designated, may sell the Common Stock from time to time in one or more transactions on the New York Stock Exchange or in the over-the-counter market and in negotiated transactions, on terms to be determined at the time of sale. To the extent required, the specific Common Stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in any accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. See "Plan of Distribution." By agreement, the Company will pay all the expenses of the registration of the Common Stock by the Selling Stockholders other than underwriting discounts and commissions and transfer taxes, if any. Such expenses to be borne by the Company are estimated at $32,000.

     The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Common Stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act.

     The Common Stock is listed on the NYSE under the symbol "TNB." The last reported sale price of the Common Stock on the NYSE Composite Tape on January 15, 1998 was $46.87 per share.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
                AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION,
                NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                   SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                    ADEQUACY OF THIS PROSPECTUS OR ANY PROSPECTUS
                         SUPPLEMENT.  ANY REPRESENTATION TO THE
                             CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS JANUARY 16, 1998

                                AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 13th Floor, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of prescribed charges. Copies of such material can also be obtained via the Internet at the Commission's Web site at www.sec.gov. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Additional information regarding the Company and the Shares is contained in the registration statement on Form S-3 (together with all exhibits and amendments, the "Registration Statement") filed with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Commission's rules, and the exhibits relating thereto, which have been filed with the Commission. Copies of the Registration Statement and the exhibits are on file at the offices of the Commission and may be obtained upon payment of the fees prescribed by the Commission, or examined without charge at the public reference facilities of the Commission described above.

     Statements made in this Prospectus concerning the provisions of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such statement concerning a contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, reference is made to such exhibit or other filing for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-4682) are incorporated herein by reference.

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 1997.

     3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 1997.

     4. The Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1997.

     5.   The Company's Current Report on Form 8-K dated February 25, 1997.

     6.   The Company's Current Report on Form 8-K dated July 25, 1997.

     7.   The Company's Current Report on Form 8-K dated December 4, 1997.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Such documents may be obtained by writing to Thomas & Betts Corporation, 8155 T & B Boulevard, Memphis, Tennessee 38125, Attention:
Corporate Secretary, or by calling (901) 252-5000.

                                     THE COMPANY

     Thomas & Betts designs, manufacturers and markets a broad line of electrical and electronic connectors and components as well as other related products for worldwide construction and original equipment manufacturer ("OEM") markets.

     In North America, the Company is one of the largest manufacturers of electrical connectors and accessories for industrial, commercial and residential construction, renovation, and maintenance applications and is a leading supplier of transmission poles, towers and industrial lighting products to the utility and telecommunications industries. The Company is also a worldwide designer and manufacturer of electronic connectors and flat cable, which are sold primarily to OEMs in the automotive, computer, office equipment, test equipment, instrumentation, industrial automation and telecommunications industries.

     Under a receivables sales agreement, the Company sold a defined pool of trade account receivables for $145.2 million on December 19, 1997. The sold receivables will be reflected as a reduction of receivables on the Company's audited balance sheet for the year ended December 28, 1997. Under the agreement, the maximum amount of the purchaser's investment is $150 million and is subject to decreases based on the level of eligible receivables and restrictions on concentrations of receivables. The discount rate on the receivables sold was 6.1%.

     Under the Company's Accounting Policies, summarized in Note 2 to its Annual Report on Form 10-K for the year ended December 29, 1996, the Company uses the equity method of accounting for its investments in 20 to 50 percent-owned companies. Under generally accepted accounting principles ("GAAP"), there is a presumption that the equity method should be used to account for these investments. If the Company was to determine that it no longer had the ability to exercise significant influence over the operating and financial polices of these companies, GAAP would require the Company to use the cost method rather than the equity method to account for these investments. The Company regularly monitors its relationships with these companies and reviews its accounting for these investments with its outside auditors.

     The Company has made investments in several strategic joint ventures and owns 29.1% of the outstanding common stock (23.55% of the voting common stock) of Leviton Manufacturing Co., Inc. ("Leviton"), a company engaged in the business of manufacturing wiring devices and electronic components. The Company acquired its investment in Leviton in August 1994. Leviton's chief executive officer opposed the Company's acquisition. The chief executive officer, with his wife, owns approximately 50.5% of Leviton's outstanding common stock (76.45% of Leviton's voting common stock) through a voting trust (a majority sufficient for the approval of all corporate actions which Leviton might undertake; however, the majority is not sufficient to permit either federal income tax consolidation or pooling of interests accounting treatment in a merger. The remainder of the outstanding common stock, all of which is non-voting, is owned by approximately 19 other Leviton family members. The opposition of the chief executive officer to the Company's investment has resulted in litigation between Leviton and the Company, consisting of the Company's proceeding in Delaware in February 1995 to compel Leviton to make additional financial and other information available to the Company, and Leviton's subsequent action against the Company and other parties in New York seeking damages and other relief in connection with the transaction in which the Company acquired its Leviton investment. The Company does not have and has not sought representation on Leviton's board of directors, which would be opposed by Leviton's chief executive officer, and does not receive copies of Leviton's board minutes.

     Notwithstanding the existence of an adversarial relationship with the controlling shareholder of Leviton, the Company has developed relationships with certain key members of Leviton management and believes that these relationships and other factors support management's conclusion that the Company has the ability to exercise significant influence over Leviton's financial and operating policies. The Company owns more than 20% of Leviton's voting stock and there are no restrictions to the Company's ability to exercise the attributes of ownership (situations have not arisen to date in which the Company has had an opportunity to vote its Leviton shares in a matter that would demonstrate significant influence over Leviton's financial and operating policies). In addition, because the Company is a non-family shareholder, the Company believes that it has a greater ability than other shareholders to challenge actions by Leviton management which the Company considers adverse to shareholder interests. Senior management responsible for Leviton's day-to-day operations and operating and financial policies have engaged in an ongoing dialogue over the past 20 months with the Company and they have acknowledged that the Company's presence as a Leviton shareholder has influenced the manner in which Leviton conducts business. Further, Leviton has taken actions following discussions with the Company which in some instances have been consistent with the Company's requests and suggestions. The Company's equity in the earnings of Leviton has been typically less than 5% and of late never more than 7% of the Company's net income before special charges and typically less than 7% and of late never more than 9% of the Company's net income after special charges. Should the Company determine that it no longer has the ability to influence the operating and financial policies of Leviton, the Company, in compliance with GAAP, will adopt the cost method on a prospective basis.

                            DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company currently consists of 80,000,000 shares of Common Stock, and 500,000 shares of preferred stock, no par value, issuable in series (the "Preferred Stock"). As of January 15, 1998, there were outstanding 55,007,807 shares of Common Stock. As of January 15, 1998, there were no shares of Preferred Stock outstanding, but 300,000 shares of Preferred Stock have been reserved in connection with the Company's Series A Participating Cumulative Preferred Stock Purchase Rights.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share for each share held of record on all matters voted on by shareholders, including the election of directors, and are entitled to participate equally in dividends when and as such dividends may be declared by the Board of Directors out of legally available funds. As a Tennessee corporation, the Company is subject to statutory limitation on the declaration and payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after satisfaction in full of the prior rights of creditors, including holders of the Company's indebtedness, all liabilities and the aggregate liquidation preferences of any outstanding shares of Preferred Stock. The holders of Common Stock have no conversion, redemption, preemptive or cumulative voting rights. All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     The transfer agent and registrar for Common Stock is First Chicago Trust Company of New York, P.O. Box 2534, Suite 4649, Jersey City, New Jersey 07303-2534.

PREFERRED STOCK PURCHASE RIGHTS

     On December 3, 1997, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock of the Company payable to holders of record as of the close of business on December 15, 1997 (the "Record Date"). Shares of Common Stock issued after the Record Date and prior to the Distribution Date (as defined below) will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached.

     Prior to the Distribution Date, the Rights will be evidenced by the certificates for, and will be transferred with, the Common Stock, and the registered holders of the Common Stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the Rights Agent (as defined below) will mail separate certificates evidencing the Rights to each record holder of the Common Stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Common Stock. The Rights are listed on the New York Stock Exchange. The "Distribution Date" means the earlier of (i) the 10th day (or such later day as may be designated by a majority of the Continuing Directors (as defined below)) after the date (the "Stock Acquisition Date") or the first public announcement that a person (other than the Company or any of its subsidiaries or any employee benefit plan of the Company or any such subsidiary) has acquired beneficial ownership of

15% or more of the outstanding shares of Common Stock (an "Acquiring Person") and (ii) the 10th business day (or such later day as may be designated by a majority of the Continuing Directors) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

     Prior to the Distribution Date, the Rights will not be exercisable. After the Distribution Date, each Right will be exercisable to purchase, for $200 (the "Purchase Price"), one two-hundredths of a share of Series A Participating Cumulative Preferred Stock, no par value per share. The terms and conditions of the Rights are set forth in a Rights Agreement dated as of December 3, 1997 between the Company and First Chicago Trust Company of New York, as Rights Agent.

     If any person becomes an Acquiring Person, each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to purchase, for the Purchase Price, a number of shares of Common Stock having a market value of twice the Purchase Price.

     If, after any person has become an Acquiring Person, (1) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Common Stock is exchanged for other securities or assets, or (2) the Company or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of twice the Purchase Price.

     At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), a majority of the Continuing Directors may exchange all or part of the Rights (other than Rights beneficially owned by an Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

     The Board of Directors may redeem all of the Rights at a price of $.005 per Right at any time prior to the close of business on the 10th day after the Stock Acquisition Date (or such later date as may be designated by a majority of the Continuing Directors).

     "Continuing Director" means any member of the Board of Directors who was a member of the Board prior to the time an Acquiring Person becomes such or any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Directors do not include an Acquiring Person, an affiliate or associate of an Acquiring Person or any representative or nominee of the foregoing.

     The Rights will expire on December 15, 2000, unless earlier exchanged or redeemed.

                                   USE OF PROCEEDS

     The sale of the Common Stock offered hereby is for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock.

                                SELLING STOCKHOLDERS

     The Selling Stockholders have acquired the 793,560 shares of Common Stock offered hereby from the Company pursuant to one of the following: (1) an Acquisition Agreement and Plan of Reorganization dated July 29, 1997 by and among the Company and the owners of record of all of the issued and outstanding capital stock and warrants of DCP Holding Corp. ("DCP Holding"), pursuant to which DCP Holding became a wholly-owned subsidiary of the Company; (2) an Acquisition Agreement and Plan of Reorganization dated as of June 27, 1997 by and among the Company and the owners of record of all of the issued and outstanding capital stock of Electroline Manufacturing Company, Inc. ("Electroline"), pursuant to which Electroline became a wholly-owned subsidiary of the Company; and (3) an Acquisition Agreement and Plan of Reorganization dated as of July 10, 1997 by and between the Company and Gary L. Littrell, being the owner of record of all of the issued and outstanding capital stock of Patriot Products, Inc. ("Patriot"), pursuant to which Patriot became a wholly-owned subsidiary of the Company.

     The Company may from time to time supplement or amend this Prospectus, as required, to provide other information with respect to the Selling Stockholders.

     Except as set forth in the table below, none of the Selling Stockholders holds any position or office with, has been employed by, or otherwise has a material relationship with the Company, or any of its predecessors or affiliates, other than as equity holders, creditors or employees of DCP Holding, Electroline, Patriot, or any of their subsidiaries. The following table sets forth certain information regarding ownership of the Company's Common Stock by the Selling Stockholders. None of the Selling Stockholders owns in excess of 1% of the Common Stock and, because the Selling Stockholders may offer all or part of the Common Stock which they hold pursuant to the offering contemplated by this Prospectus and because their offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of the Common Stock that will be held by Selling Stockholders upon termination of this offering.


                                   NUMBER OF SHARES OF COMMON    NUMBER OF SHARES
SELLING STOCKHOLDER                STOCK BENEFICIALLY OWNED      OFFERED HEREBY


Carolyn W. Agnew                        2,291                         2,291
Timothy S. Agnew                        2,291                         2,291
R.E. Brooker, Jr.                       11,456                        11,456
Michael A. Carpenter                    11,177                        11,177
Cinitel U.S. Properties Inc.            11,177                        11,177
William B. Conner                       23,190                        23,190
Herbert E. Ehlers                       1,530                         1,530
FCI Diamond, Inc.(1)                    38,236                        38,236
John F. Fort(2)                         11,456                        11,456
Heller Financial, Inc.                  58,696                        58,696
Sankey A. Johnson                       23,190                        23,190
Mark F. Kessenich                       11,456                        11,456
Lincoln Kinnicutt                       1,530                         1,530
Gary L. Littrell (3)                    62,680                        62,680
Live Oak Forest, L.P.                   4,583                         4,583
Daniel Morgenstern(4)                   54,724                        54,724
Joel Morgenstern(5)                     54,724                        54,724
Ruth Morgenstern(6)                     30,868                        30,868
Robert W. Muir, Jr. (7)                 102,942                       102,942
Scott Newquist                          11,177                        11,177
OMI Quebec FCI, LLC                     105,231                       105,231
Osprey Holdings, Ltd.                   6,866                         6,866
Phillips E. Patton                      11,456                        11,456
Frank W. Pepe, Jr.                      40,033                        40,033
Paul E. Purcell                         11,177                        11,177
Herald L. Ritch                         11,456                        11,456
Stuart M. Robbins                       1,530                         1,530
James J. Sawicki                        40,033                        40,033
SCR Diamond, Inc.                       12,746                        12,746
Michael W. Sexton                       5,719                         5,719
Fletcher Spaght, Inc.                   4,471                         4,471
Jennifer A. Terry                       2,291                         2,291
George W. Tippins                       11,177                        11,177


_______________________________________________
(1) The sole stockholder of FCI Diamond, Inc. is Kurt F. Buseck, who served as the Chairman and Director of DCP Holding Corp. within the past three years.
(2) Mr. Fort served as a Director of DCP Holding Corp. within the past three years.
(3) Mr. Littrell served as President and a Director of Patriot within the past three years.
(4) Mr. Daniel Morgenstern served as Chief Executive Officer, Secretary and a Director of Electroline within the past three years.
(5)  Mr. Joel Morgenstern served as Vice President and a Director of
     Electroline within the past three years.
(6) Ms. Ruth Morgenstern served as President, Treasurer, and a Director of Electroline within the past three years.
(7) Mr. Muir served as Secretary, Treasurer and a Director of DCP Holding within the past three years.
______________________________________________

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the Common Stock offered hereby. Any or all of the shares of Common Stock may be sold from time to time (i) to or through underwriters or dealers, (ii) directly to one or more other purchasers, (iii) through agents on a best-efforts basis, or (iv) through a combination of any such methods of sale.

     The shares of the Common Stock offered hereby (the "Shares") may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate.
Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated prior to the sale. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Stockholders and any such underwriters, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Common Stock may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholders or by an agreement between the Selling Stockholders and underwriters or dealers. Brokers or dealers acting in connection with the sale of Common Stock contemplated by this Prospectus may receive fees or commissions in connection therewith.

     At the time a particular offer of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will identify and set forth the aggregate number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for Common Stock purchased from the Selling Stockholders, any discounts, commissions and other items constituting compensation from the Selling Stockholders and/or the Company and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Such supplement to this Prospectus and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Common Stock.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for a period of nine business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders and any person participating in the distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation the rules and regulations under Regulation M, which provisions may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any such other person.

     In order to comply with certain states securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Common Stock may not be sold unless it has been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available.

     The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities arising under the Securities Act.


                                    LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Jerry Kronenberg, Esq., Vice President - General Counsel of the Company.


                                       EXPERTS

     The consolidated financial statements of Thomas & Betts Corporation and its consolidated subsidiaries, except the consolidated financial statements of Augat Inc. (a wholly-owned subsidiary of Thomas & Betts Corporation since December 11,
1996) and subsidiaries, as of December 29, 1996 and January 1, 1996 and for each of the three years in the period ended December 29, 1996, incorporated in this Prospectus by reference from the Annual Report on Form 10-K of Thomas & Betts Corporation for year ended December 29, 1996 have been audited by KPMG Peat Marwick LLP as stated in their report, which is incorporated herein by reference. The financial statements of Augat Inc., and subsidiaries (consolidated with those of Thomas & Betts Corporation) have been audited by Deloitte & Touche LLP, as stated in their report which is incorporated herein by reference. Such financial statements of Thomas & Betts Corporation and its consolidated subsidiaries have been so incorporated in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.